EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(Dollars in millions, except ratios)	2010	2009	2008*	2007	2006
Interest expensed and capitalized	1,606	1,881	1,968	1,839	1,124
Interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness	66	72	81	81	10
Total fixed charges (A)	1,672	1,953	1,920	1,920	1,134

Pretax (loss) income from continuing operations before adjustment for non controlling interests in consolidated subsidiaries	1,856	(4,261)	11,355	14,888	7,228
Loss (Income) allocable to non-controlling interest in consolidated entities that have not incurred fixed charges	(89)	43	(993)	(1,482)	(859)
Undistributed loss (earnings) of equity investees	(303)	167	(1,443)	(816)	(301)
Fixed charges	1,672	1,953	2,041	1,920	1,134
(Loss) Earnings-pretax (loss) income with applicable adjustments (B)	3,098	(2,098)	10,960	14,510	7,202
Ratio of (B) to (A)	1.9	(1.1)	5.4	7.6	6.4
___________________________		Note (1)
* As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008.

(1) Due to the ArcelorMittal's pretax loss in 2009, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $4,051 million to achieve a coverage of 1:1 for 2009.